PROSPECTUS


                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-75281



                               1,852,427 Shares

                                Cephalon, Inc.

                                 Common Stock

                        _______________________________


     The selling stockholders may offer these shares which they may receive upon exercise or exchange of warrants as described in "Exercise or Exchange of the Warrants" on page 10.

     Our common stock is quoted on the Nasdaq National Market under the symbol "CEPH." On June 21, 2000 the last reported closing price of our common stock was $58.06 per share.


     You should read this prospectus carefully before you invest. See Risk Factors beginning on page 3 of this prospectus for a discussion of the material risks involved in investing in the shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                        _______________________________


                 The date of this Prospectus is June 26, 2000

                               TABLE OF CONTENTS


                                                                        Page
                                                                        ----
Cephalon.............................................................      2
Risk Factors.........................................................      3
Use of Proceeds......................................................     10
Exercise or Exchange of the Warrants.................................     10
Selling Stockholders.................................................     11
Plan of Distribution for the Resale of the Shares....................     12
About this Prospectus................................................     13
Where You Can Find More Information..................................     13
Forward-Looking Statements...........................................     14
Legal Opinion........................................................     14
Experts..............................................................     14

                                   CEPHALON

     Cephalon, Inc., headquartered in West Chester, PA, is a biopharmaceutical company dedicated to the discovery, development and marketing of products to treat neurological disorders and cancer.

     We market PROVIGIL (R) (modafinil) Tablets [C-IV] for treating excessive daytime sleepiness associated with narcolepsy. We began marketing the product in the United States in 1999, and also market the product in the United Kingdom, the Republic of Ireland and Austria. In addition, we hold rights to develop and market PROVIGIL in Central and South America, South Korea and Taiwan.

     We have an ongoing clinical program to explore the utility of PROVIGIL in treating excessive daytime sleepiness and fatigue associated with disorders other than narcolepsy. We have completed studies using PROVIGIL in patients suffering from fatigue associated with multiple sclerosis, and excessive daytime sleepiness due to obstructive sleep apnea, as well as a study to demonstrate improvement in performance and alertness in a simulated shiftwork environment. We have initiated a study to investigate PROVIGIL's use in treating attention deficit hyperactivity disorder in adults and a second study in obstructive sleep apnea. Depending upon the results of our studies and discussions with the Food and Drug Administration, or FDA, we may decide to pursue regulatory approval to market PROVIGIL for a range of indications, each of which would require us to successfully complete additional clinical studies. Our future success is highly dependent on the commercial success of PROVIGIL in the United States.

     In addition to our clinical program focused on PROVIGIL, we have other significant research programs that seek to discover and develop treatments for neurological and oncological disorders. We have formed alliances with TAP Holdings, Inc. and Schwarz Pharma AG for the development of signal transduction modulators to treat cancers, including prostate and pancreatic cancers. TAP has completed two Phase I clinical studies and recently initiated a Phase II clinical program in patients with prostate cancer, using the program's orally administered lead molecule, CEP-701. Schwarz Pharma is expected to initiate clinical studies in Europe in 2000 using CEP-701. We are collaborating with H. Lundbeck A/S for the development of signal transduction modulators to treat neurodegenerative disorders, including Parkinson's and Alzheimer's diseases. Cephalon and Lundbeck have initiated a Phase I clinical study using the program's orally administered lead molecule, CEP-1347. In addition, we are collaborating with Leo Pharmaceuticals for the development of gene transcription regulators for the treatment of Alzheimer's disease.

     We also enter into collaborative commercial arrangements where we market the products of third parties. In June 1999, we entered into an agreement with Abbott Laboratories, Inc. to market and further develop GABITRIL(R) (tiagabine hydrochloride), an adjunctive treatment for partial seizures associated with epilepsy.

     Our research and development efforts focus primarily on two areas: neurodegenerative disorders and cancers. Neurodegenerative disorders are characterized by the death of neurons (the specialized conducting cells of the nervous system) that results in the loss of certain functions such as memory and motor coordination. Cancers are characterized by the uncontrolled proliferation of cells that form tumors. Our research strategy has focused on understanding the intracellular molecular events that underlie the processes of cell proliferation, cell survival and cell death. We utilize our technical expertise in molecular biology and chemistry to create novel, orally active, synthetic molecules to inhibit key targets in intracellular pathways that govern cell proliferation, survival and death. These novel molecules are designed to (i) enhance the survival of neurons, thereby intervening in the progression of neurodegenerative disease or (ii) facilitate the death of tumor cells leading to new therapies in oncology.

     We believe that our technology facilitates the development of a portfolio of potential products for the treatment of (i) neurological disorders in which neuronal death is a primary pathology such as Parkinson's disease, Alzheimer's disease and stroke, and (ii) oncological disorders where cellular proliferation is a primary pathology such as prostate cancer, pancreatic cancer and a variety of other cancers.

                                 RISK FACTORS

     You should carefully consider the following risk factors and the other information presented in this prospectus before deciding to invest in the shares of common stock covered by this prospectus.

                     Certain Risks Related To Our Business


During the next several years we will be very dependent on the commercial success of PROVIGIL, and we may be unable to attain profitability on sales of PROVIGIL.

In December 1998, the FDA approved PROVIGIL for use by those suffering from excessive daytime sleepiness associated with narcolepsy, and, in February 1999, we commenced selling PROVIGIL in the United States. At our present level of operations, we may not be able to attain profitability if physicians prescribe PROVIGIL only for those who are diagnosed narcoleptics. Under current FDA regulations, we are limited in our ability to promote PROVIGIL outside this approved use. The market for use of PROVIGIL in narcolepsy patients is relatively small; it is limited to approximately 125,000 persons in the United States, of which we estimate approximately 45,000 currently are seeking treatment from a physician. We have initiated clinical studies to examine whether or not PROVIGIL is effective and safe when used to treat disorders other than narcolepsy. Although some study data have been positive, we do not know whether all of these studies will in fact demonstrate safety and efficacy, or if they do, whether we will succeed in receiving regulatory approval to market PROVIGIL for additional disorders. If the results of some of these studies are negative, or if adverse experiences are reported in these clinical studies or otherwise in connection with the use of PROVIGIL by patients, this could undermine physician and patient comfort with the product, could limit the commercial success of the product and could even impact the acceptance of PROVIGIL in the narcolepsy market. Even if the results of these studies are positive, the impact on sales of PROVIGIL may be negligible unless we are able to obtain FDA approval to expand the authorized use of PROVIGIL. FDA regulations restrict our ability to communicate the results of additional clinical studies to patients and physicians without first obtaining approval from the FDA to expand the authorized uses for this product. As a result, it may be several years before we have significant sales revenue from PROVIGIL beyond that attributable to prescriptions for diagnosed narcoleptics.

In addition, the following factors could limit the rate and level of market acceptance of PROVIGIL:

 .    the effectiveness of our sales and marketing efforts relative to those of our competitors;

 .    the availability and level of reimbursement for PROVIGIL by third-party payors, including federal, state and foreign government agencies; and

 .    the occurrence of any side effects, adverse reactions or misuse (or unfavorable publicity relating thereto) stemming from the use of PROVIGIL.

We have described these and other factors in more detail below.

Our lack of experience selling our own pharmaceutical products, together with significant competition, may impact our ability to effectively market and sell PROVIGIL in the United States.

In the United States and elsewhere, PROVIGIL faces significant competition in the marketplace. Narcolepsy is currently treated with several drugs, all of which have been available for a number of years and many of which are available in inexpensive generic forms. Thus, we will need to demonstrate to physicians and third party payors that the cost of PROVIGIL is reasonable and appropriate in light of the safety and efficacy of the product, the price of competing products and the related health care benefits to the patient.

As PROVIGIL is used commercially, unintended side effects, adverse reactions or incidents of misuse may occur which could result in additional regulatory controls, and reduce sales of PROVIGIL.

Prior to 1999, the use of PROVIGIL had been limited principally to clinical trial patients under controlled conditions and under the care of expert physicians. We cannot predict whether the widespread commercial use of PROVIGIL will produce undesirable or unintended side effects that have not been evident in our clinical trials or the relatively limited broader use to date. As PROVIGIL becomes more widely utilized by significant numbers of patients who could take multiple medications, adverse drug interactions could occur that are difficult to predict. Additionally, incidents of product misuse may occur. These events, among others, could result in additional regulatory controls, including withdrawal of the product from the market.

The efforts of government entities and third party payors to contain or reduce the costs of health care may adversely affect our sales and limit the commercial success of PROVIGIL.

In certain foreign markets, pricing or profitability of pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect there will continue to be, various federal and state proposals to implement similar government controls. The commercial success of PROVIGIL could be limited if federal or state governments adopt any such proposals. In addition, in the United States and elsewhere, sales of pharmaceutical products depend in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors increasingly challenge the prices charged for products, and limit reimbursement levels offered to consumers for such products. If third party payors focus their cost control efforts on PROVIGIL, this could limit the commercial success of the product.

We may not be able to maintain market exclusivity for PROVIGIL, and therefore potential competitors may develop competing products, which could result in a decrease in sales and market share, could cause us to reduce prices to compete successfully, and could prevent PROVIGIL from being a commercial success.

We hold exclusive license rights to a composition-of-matter patent covering modafinil as the active drug substance in PROVIGIL; this patent was to have expired in 1998 in the United States, but we have applied for a patent extension that, if granted, would extend the term of this patent until November 18, 2001. In addition, we own a U.S. patent covering the particle size of modafinil that issued in 1997 and expires on October 6, 2014. However, we may not succeed in obtaining any extension for the composition-of-matter patent, and we cannot guarantee that any of our patents will be found to be valid if their validity is challenged by a third party, or that these patents (or any other patent owned or licensed by us) would prevent a potential competitor from developing competing products or product formulations that avoid infringement.

In the United States, the Orphan Drug Act provides incentives to drug manufacturers to develop and manufacture drugs for the treatment of rare disorders. The FDA has granted orphan drug status to PROVIGIL for its use in the treatment of excessive daytime sleepiness associated with narcolepsy. The grant of orphan drug status to PROVIGIL allows us a seven-year period of marketing exclusivity for the product in that indication. While the marketing exclusivity provided by the orphan drug law should prevent other sponsors from obtaining approval of the same compound for the same indication (unless the other sponsor can demonstrate clinical superiority or we are unable to provide or obtain adequate supplies of PROVIGIL), it would not prevent approval of the compound for other indications that otherwise are non-exclusive, nor approval of other kinds of compounds for the same indication.

Manufacturing, supply and distribution problems could create supply disruptions that would damage commercial prospects for PROVIGIL.

We depend upon Laboratoire L. Lafon as our sole supplier of bulk modafinil compound, the active drug substance contained in PROVIGIL. Moreover, we depend upon a single manufacturer that is qualified to manufacture finished PROVIGIL for commercial purposes. We maintain an inventory of modafinil compound to protect against supply disruptions and are qualifying an additional manufacturer of finished product.

We must comply with all applicable regulatory requirements of the FDA and foreign authorities, including current Good Manufacturing Practice, or cGMP, regulations. The facilities used to manufacture, store and distribute our products are subject to inspection by regulatory authorities at any time to determine compliance with regulations. The cGMP regulations are complex, and failure to be in compliance could lead to remedial action, civil and criminal penalties and delays in production of material.

A non-active ingredient used in PROVIGIL is no longer manufactured or commercially available. At anticipated levels of demand, we have several years supply of this ingredient. We have prepared a new formulation of PROVIGIL that does not include the now unavailable ingredient; however, the introduction of any such new formulation requires regulatory approval. If we are unable to obtain approval for a new formulation, or if demand for the product were to significantly exceed expectations, we could face supply disruptions that would result in significant costs and delays, undermine goodwill established with physicians and patients, and damage commercial prospects for PROVIGIL.

We rely on several third parties in the United States to distribute, provide customer service activities and accept and process returns. Although we employ a small number of persons to coordinate and manage the activities undertaken by these third parties, we have relatively limited experience in this regard. Any disruption in these activities could impede our ability to sell PROVIGIL and could reduce sales revenue.

Our sales of PROVIGIL and related financial results will fluctuate and these fluctuations may adversely affect our stock price.

A number of analysts and investors who follow our stock have developed models to attempt to forecast future PROVIGIL sales and have established earnings expectations based upon those models. Forecasting revenue is difficult; especially when there is little commercial history and when the level of market acceptance of the product is uncertain. Forecasting is further complicated by the difficulties in estimating stocking levels at pharmaceutical wholesalers and at retail pharmacies and in estimating potential product returns. As a result it is likely that there will be significant fluctuations in revenues, which may not meet with market expectations and which may adversely affect our stock price. Other factors which may cause our financial results to fluctuate include the cost of PROVIGIL sales, achievement and timing of research and development milestones, co-promotion and other collaboration revenues, cost and timing of clinical trials, marketing and other expenses and manufacturing or supply disruption.

We anticipate that we will incur additional losses.

To date, we have not been profitable and our accumulated deficit was approximately $347 million at December 31, 1999. Our losses have resulted principally from costs incurred in research and development, including clinical trials, and from selling, general and administrative costs associated with our operations. We expect to continue to incur losses until such time as product revenue from PROVIGIL or other products and product candidates exceed expenses of operating our business. We seek to attain profitability, but we cannot be sure that we will ever achieve product revenues from PROVIGIL or from any of our other product candidates sufficient for us to attain this objective. We cannot be sure that our collaborators or we will obtain required regulatory approvals, or successfully develop, commercialize, manufacture and market any other product candidates.

The results and timing of future clinical trials cannot be predicted and future setbacks may materially affect our business.

We must demonstrate through preclinical testing and clinical trials that a product candidate is safe and efficacious. The results from preclinical testing and early clinical trials may not be predictive of results obtained in subsequent clinical trials, and we cannot be sure that these clinical trials will demonstrate the safety and efficacy necessary to obtain regulatory approval for any product candidates.

A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. In addition, certain clinical trials are conducted with patients having the most advanced stages of disease. During the course of treatment, these patients often die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested. Such events can hurt the statistical analysis of clinical trial results.

The completion of clinical trials of our product candidates may be delayed by many factors. One such factor is the rate of enrollment of patients. Neither we nor our collaborators can control the rate at which patients present themselves for enrollment, and we cannot be sure that the rate of patient enrollment will be consistent with our expectations or be sufficient to enable clinical trials of our product candidates to be completed in a timely manner. Any significant delays in, or termination of, clinical trials of our product candidates may have a material adverse effect on our business.

We cannot be sure that we will be permitted by regulatory authorities to undertake additional clinical trials for any of our product candidates, or that if such trials are conducted, any of our product candidates will prove to be safe and efficacious or will receive regulatory approvals. Any delays in or termination of these clinical trial efforts may have a material adverse effect on our business.

Our research and development activities may not result in any additional pharmaceutical products, which may adversely affect our business.

We are highly focused on the research and development of potential pharmaceutical products. These activities include engaging in discovery research and process development, conducting preclinical and clinical studies, and seeking regulatory approval in the United States and abroad. In all of these areas, we have relatively limited resources and compete against larger multinational pharmaceutical companies. Moreover, even if we undertake these activities in an effective and efficient manner, regulatory approval for the sale of new pharmaceutical products remains highly uncertain since, in our industry, the majority of compounds fails to enter clinical studies and the majority of therapeutic candidates entering clinical studies fails to be commercialized.

Our research and development and marketing efforts are highly dependent on corporate collaborators who may not devote sufficient time, resources and attention to our programs, which may adversely impact our efforts to develop and market potential products.

Because we have limited resources, we have entered into a number of agreements with other pharmaceutical companies. These agreements may call for our partner to control:

 .    the supply of bulk or formulated drugs for commercial use or for use in clinical trials;

 .    the design and execution of clinical studies;

 .    the process of obtaining regulatory approval to market the product; and

 .    the marketing and selling of any approved product.

In each of these areas, our partners may not support fully our research and commercial interests since our program may well compete for time, attention and resources with the internal programs of our corporate collaborators. As such, we cannot be sure that our corporate collaborators will share our perspectives on the relative importance of our program, that they will commit sufficient resources to our program to move it forward effectively, or that the program will advance as rapidly as it might if we had retained complete control of all research, development, regulatory and commercialization decisions. For example, we rely on several of these collaborators for the production of compounds and the manufacture and supply of pharmaceutical products. One of them, Kyowa Hakko, has agreed with us to modify the related supply agreement so that we will be responsible for supplying the compounds under development. We have selected another manufacturer to produce these compounds and Kyowa Hakko is working with us to transfer the applicable manufacturing technology to this third party. We cannot be certain that this new manufacturer will be able to manufacture such compounds or products in sufficient quantities, at reasonable prices, and in accordance with cGMP requirements established by the FDA and other regulatory authorities.

We experience intense competition in our fields of interest, which may adversely affect our business.

Large and small companies, academic institutions, governmental agencies, and other public and private research organizations conduct research, seek patent protection, and establish collaborative arrangements for product development in competition with us. Products developed by any of these entities may compete directly with those we develop or sell. Many of these companies and institutions have substantially greater capital resources, research and development staffs and facilities than us, and substantially greater experience in conducting clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. These entities represent significant competition for us. In addition, competitors who are developing products for the treatment of neurological or oncological disorders might succeed in developing technologies and products that are more effective than any that we develop or sell or that would render our technology and products obsolete or noncompetitive. Competition and innovation from these or other sources potentially could materially adversely affect any sales of products that might be developed or are currently being sold by us or make them obsolete. Advances in current treatment methods also may adversely affect the market for such products.

We may not be able to obtain adequate patent protection either in the United States or abroad, which could impact our ability to compete effectively.

We place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. We intend to file applications for patents covering the composition of matter or uses of our drug candidates or our proprietary processes. We also rely on trade secrets, know-how and continuing technological advancements to support our competitive position. Although we have entered into confidentiality and invention rights agreements with our employees, consultants, advisors and collaborators, we cannot be sure that such agreements will be honored or that we will be able to effectively protect our rights to our unpatented trade secrets and know-how. Moreover, we cannot be sure that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. In addition, many of our scientific and management personnel have been recruited from other biotechnology and pharmaceutical companies where they were conducting research in areas similar to those that we now pursue. As a result, we could be subject to allegations of trade secret violations and other claims.

In addition, we could incur substantial costs in defending any patent infringement suits or in asserting any patent rights, including those licensed to us by third parties, and in defending suits against us or our employees relating to ownership of or rights to intellectual property. Such disputes could substantially delay our drug development or commercialization. The U.S. Patent and Trademark Office, or PTO, or a private party could institute an interference proceeding involving us in connection with one or more of our patents or patent applications. Such proceedings could result in an adverse decision as to priority of invention, in which case we would not be entitled to a patent on the invention at issue in the interference proceeding. The PTO or a private party could also institute reexamination proceedings involving us in connection with one or more of our patents, and such proceedings could result in an adverse decision as to the validity or scope of the patents.

We face significant product liability risks, which may have a negative effect on our financial performance.

The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims even if our drugs or a collaborator's drugs are not actually at fault for causing an injury. Furthermore, our products may cause, or may appear to have caused, adverse side effects or potentially dangerous drug interactions that we may not learn about or understand fully until the drug is actually manufactured and sold for some time. Product liability claims can be expensive to defend and may result in large judgments or settlements against us, which could have a negative effect on our financial performance. We maintain product liability insurance at a relatively limited level, and as such, claims could exceed our coverage. Furthermore, we cannot be certain that we will always be able to purchase sufficient insurance at an affordable price. Even if a product liability claim is not successful, the adverse publicity and time and expense of defending such a claim may interfere with our business.

We may never obtain approval to market MYOTROPHIN, it may not be cost-effective to pursue MYOTROPHIN for other indications, and therefore we may never derive revenue from MYOTROPHIN.

The prospects for regulatory approval of our drug candidate MYOTROPHIN, continue to be very uncertain in the United States. We do not believe that the conditions for regulatory approval imposed by the FDA can be met without conducting an additional Phase III study, and we do not intend to conduct such a study. Even if we chose to conduct an additional study, the results of a new study may not be sufficient to obtain regulatory approval. If MYOTROPHIN is not approved for the treatment of ALS, then it is not likely that we would pursue approval for the use of MYOTROPHIN to treat other indications. Additionally, if we do not obtain approval of MYOTROPHIN for ALS or pursue approval for other indications, rights to the product may revert back to Cephalon Clinical Partners, L.P.

We are involved in legal proceedings that, if adversely adjudicated or settled, could materially impact our financial condition.

In November 1999, we received a federal grand jury subpoena in connection with an investigation under the supervision of the Office of Consumer Litigation of the U.S. Department of Justice. The grand jury also issued subpoenas to certain of our former and current employees. We believe that the investigation relates to the release of certain lots of MYOTROPHIN used in clinical trials and related reports filed with the FDA during the period 1994-96. We have not been identified as a target of the investigation, and we are cooperating with this inquiry. We cannot predict the outcome of the investigation.

In August 1999, the U.S. District Court for the Eastern District of Pennsylvania entered a final order approving the settlement of a class action in which plaintiffs alleged that statements made about the results of certain clinical studies of MYOTROPHIN were misleading. A related complaint has been filed with the Court by a small number of plaintiffs who decided not to participate in the settlement. This related complaint alleges that we are liable under common law for misrepresentations concerning the results of the MYOTROPHIN clinical trials, and that we and certain of our current and former officers and directors are liable for the actions of persons who allegedly traded in our common stock on the basis of material inside information. We believe that we have valid defenses to all claims raised in this action, and we have filed a motion to dismiss these claims which is pending with the Court. Moreover, even if there is a judgment against us, we do not believe it will have a material negative effect on our financial condition or results of operations.

The price of our common stock has been and may continue to be highly volatile.

The market price and trading volume of shares of our common stock are volatile, and we expect it to continue to be volatile for the foreseeable future. For example, during the period January 1, 1999 through June 21, 2000, our common stock traded at a high closing price of $72.31 and a low closing price of $7.50. Negative announcements (such as adverse regulatory decisions, disputes concerning patent or other proprietary rights, or operating results that fall below the market's expectations) could trigger significant declines in the price of our common stock. In addition, external events, such as news concerning our competitors, changes in government regulations that may impact the biotechnology or pharmaceutical industries or flows of investor funds into or out of our industry, also are likely to affect the price of our common stock.

Our dependence on key executives and scientists could impact the development and management of our business.

The nature of our business is such that we are highly dependent upon our ability to attract and retain qualified scientific, technical and managerial personnel. There is intense competition for qualified personnel in the pharmaceutical and biotechnology industries, and we cannot be sure that we will be able to continue to attract and retain qualified personnel necessary for the development and management of our business. Our research and development programs and our business might be harmed by the loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner. Much of the know-how we have developed resides in our scientific and technical personnel and is not readily transferable to other personnel. We do not maintain "key man" life insurance on any of our employees.

We may be required to incur significant costs to comply with environmental laws and regulations and our compliance may limit any future profitability.

Our research and development activities involve the controlled use of hazardous, infectious and radioactive materials that could be hazardous to human health, safety or the environment. We store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from their use, and we may be required to incur significant costs to comply with both existing and future environmental laws and regulations.

We believe that our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, but the risk of accidental injury or contamination from these materials cannot be eliminated. In the event of an accident, we could be held liable for any resulting damages.

Anti-takeover provisions may deter a third party from acquiring us, limiting our stockholders' ability to profit from such a transaction.

Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock, $0.01 par value, of which 1,000,000 have been reserved for issuance in connection with our stockholder rights plan, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. Our stockholder rights plan could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

We are subject to the anti-takeover provisions of Section 203 of the Delaware Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of Cephalon. We also have adopted a "poison pill" rights plan that will dilute the stock ownership of an acquirer of our stock upon the occurrence of certain events. Section 203, the rights plan, and the provisions of our certificate of incorporation, our bylaws and Delaware corporate law, may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

                                USE OF PROCEEDS

     We will use the proceeds, if any, from the exercise of the note warrants and the P&P warrants to:

     .    support the ongoing development and marketing of PROVIGIL; and
     .    support our other research and development programs.

     We will not receive any proceeds from the exchange of the note warrants. We will not receive any proceeds from the resale of the note warrant shares or the P&P warrant shares.


                     EXERCISE OR EXCHANGE OF THE WARRANTS

     The selling stockholders may offer up to 1,827,427 shares of our common stock issuable upon the exercise or exchange of the note warrants and Petkevich & Partners may offer up to 25,000 shares of our common stock issuable upon the exercise of the P&P warrants.

     The note warrants consist of Class A warrants and Class B warrants that we issued to the selling stockholders in connection with their purchase of our 11% Revenue Sharing Senior Secured Notes due 2002. We issued the P&P warrants to P&P as compensation for providing financial advice to us. The P&P warrants have the same terms as the Class A warrants.

     The note warrants permit the holders of the note warrants to purchase up to 1,827,427 note warrant shares at an exercise price, subject to adjustment, of $10.08 per note warrant share. Holders of the Class A warrants have the right to exercise part or all of the Class A Warrants at any time during the period beginning March 1, 1999 and ending March 1, 2004. As originally issued, holders of the Class B Warrants could exercise all or part of the Class B Warrants at any time beginning March 1, 2002 (subject to acceleration upon the occurrence of certain events, including a consolidation, merger or reorganization) and ending March 1, 2004. In December 1999 in connection with the restructuring of our revenue sharing notes, the Class B Warrants were amended to provide for immediate exercise.

     On March 7, 2000, we entered into a warrant exchange agreement with certain holders of the note warrants providing for the exchange of note warrants to purchase up to 640,000 shares of our common stock for 544,427 shares of our common stock. This exchange ratio permitted the note warrant holders who were parties to the warrant exchange agreement to receive such number of shares they would have received if the terms of the warrants had provided for a "cashless exercise."

     The P&P warrants permit P&P to purchase up to 25,000 P&P warrant shares at an exercise price, subject to adjustment, of $10.08 per P&P warrant share.

     The number of note warrant shares not covered by the warrant exchange agreement and the number of P&P warrant shares are each subject to adjustment, upon the following events:

     .    the subdivision or combination of shares of common stock;
     . the issuance of dividends in the form of common stock or other securities;
     . the issuance to all holders of common stock of rights, options or warrants to purchase common stock for less than the market price at the time of such issuance;
     . the issuance of dividends in the form of debt securities or other property; and
     . the payment of cash dividends in excess of 10% of the market price of our common stock at the time.

     If any of these events occur, the exercise price of each note warrant share not covered by the warrant exchange agreement and each P&P warrant share is subject to a corresponding adjustment.

                             SELLING STOCKHOLDERS

     On March 1, 1999, we issued (i) note warrants to purchase up to 1,827,427 note warrant shares and (ii) P&P warrants to purchase up to 25,000 P&P warrant shares. Under the terms of the note purchase agreements relating to our revenue sharing notes and the warrants and the terms of the warrant exchange agreement, we are obligated to use our best efforts to maintain an effective registration statement for the period from the effectiveness of the registration statement of which this prospectus forms a part and the earlier of (a) two years after the expiration of the exercise period for the warrants and (b) the time at which the holders no longer own any registrable securities. After the exercise or exchange of the note warrants and the P&P warrants, the selling stockholders may offer or sell the shares received upon the exercise or exchange of the warrants from time to time in the manner contemplated under "Plan of Distribution."

     The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholders, and the maximum number of shares each may offer, assuming each selling stockholder chooses to exercise its warrants and elects to sell the shares it receives under this prospectus.



                                                    Maximum        Beneficial Ownership
                                    Number of      Number of      After Resale of Shares
                                                                --------------------------
                                      Shares        Shares
          Name of                  Beneficially      Being          Number of        Percent
    Selling Stockholder               Owned(1)      Offered          Shares
   ---------------------          --------------   ---------        ---------       ---------
Delta Opportunity Fund, Ltd.          464,000        464,000                0           *

Delta Opportunity Fund                176,000        176,000                0           *
(Institutional), LLC

DLJ Capital Corp. (2) (3)               2,413          2,413                0           *

DLJ ESC II, L.P. (2)                   24,320         24,320                0           *

The Kaufmann Fund, Inc.               980,000        640,000          500,000           *

Sprout Capital VIII, L.P. (2)         278,443        278,443                0           *

Sprout Growth II, L.P. (2)            225,544        225,544                0           *

Sprout Venture Capital, L.P. (2)       16,707         16,707                0           *

Petkevich & Partners                   25,500         25,000              500           *

_____________
*  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of May 9, 2000 are deemed outstanding and to be beneficially owned by the selling stockholders holding such options or warrants.

(2) Shares represent the actual number of shares received by the selling stockholders in exchange for the cancellation of their warrants pursuant to the warrant exchange agreement dated March 7, 2000.

(3)  Previously listed as DLJ Capital Group.

               PLAN OF DISTRIBUTION FOR THE RESALE OF THE SHARES

A selling stockholder may from time to time, in one or more transactions, sell all or a portion of the note warrant shares and P&P may from time to time, in one or more transactions, sell all or a portion of the P&P warrant shares on the Nasdaq National Market, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the note warrant shares from time to time will be determined by a selling stockholder and the offering price of the P&P warrant shares from time to time will be determined by P&P, and, at the time of such determination, may be higher or lower than the market price of our common stock on the Nasdaq National Market. The shares may be sold directly or through broker-dealers acting as principal or agent. The methods by which the shares may be sold include:

     . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     .    privately negotiated transactions.

     In effecting sales, brokers or dealers engaged by a selling stockholder or by P&P may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from a selling stockholder or P&P as applicable, in amounts to be negotiated immediately prior to the sale. A selling stockholder, P&P and any underwriters, dealers or agents participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by a selling stockholder or P&P and any commissions received by any broker-dealers may be deemed to be underwriting commissions under the Securities Act. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.

     Additionally, in connection with the sale of the shares, a selling stockholder or P&P may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder or P&P. A selling stockholder or P&P may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. A selling stockholder or P&P may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.

     When a selling stockholder elects to make a particular offer of note warrant shares or P&P elects to make a particular offer of P&P warrant shares, we will distribute a prospectus supplement, if required, that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from a selling stockholder or P&P, as applicable, and any other required information.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     We also have agreed to indemnify the selling stockholders in certain circumstances, against certain liabilities arising under the Securities Act. Each selling stockholder or P&P has agreed to indemnify us and our directors and officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to pay all costs and expenses relating to the registration of the shares (other than fees and expenses, if any, of counsel or other advisors to the selling stockholders and P&P). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholder or P&P, as applicable, selling such shares.

     All references to selling stockholders in this Section shall also be deemed to include any transferees, assignees and pledgees of the selling stockholders.


                             ABOUT THIS PROSPECTUS

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     We have filed a Registration Statement on Form S-3, of which this prospectus forms a part, to register the resale of the shares with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

     The documents that we are incorporating by reference are:

     . Our Annual Report on Form 10-K for the year ended December 31, 1999, as amended;
     .    Our Quarterly Report on Form 10-Q for the period ended March 31, 2000;
     .    Our Current Report on Form 8-K filed with the SEC on January 5, 2000;
          and
     . The description of our common stock that is contained in our Form 8-A Registration Statement filed with the SEC on March 15, 1991, including any amendments or reports filed for the purpose of updating such description.

     Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

     If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to John E. Osborn, Senior Vice President and General Counsel, Cephalon, Inc., 145 Brandywine Parkway, West Chester, PA 19380, (610) 344-0200.

                          FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to present or anticipated scientific progress, development of potential pharmaceutical products, future revenues, capital expenditures, research and development expenditures, future financing and collaborations, personnel, manufacturing requirements and capabilities, and other statements regarding matters that are not historical facts or statements of current condition.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business under "Risk Factors" on page 3 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.


                                 LEGAL OPINION


     Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass on the validity of the shares.


                                    EXPERTS


     The financial statements incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================


                               1,827,427 Shares



                                Cephalon, Inc.





                                 Common Stock



                                _______________

                                  PROSPECTUS
                                _______________





                                 June 26, 2000


================================================================================